Exhibit 99.32

APPLIED INVENTIONS MANAGEMENT CORP.

AMENDMENT TO MANAGEMENT INFORMATION CIRCULAR

This is an amendment to the management information circular of Applied Inventions Management Corp. (the “Information Circular”) for the Annual General and Special Meeting of Shareholders to be held on November 6, 2018. Except as otherwise expressly provided herein, this amendment amends the Information Circular and, other than as expressly amended herein, there are no changes to the Information Circular. To the extent of any inconsistency between the information contained in this amendment and in the Information Circular, this amendment shall govern.

The Notice of Annual General and Special Meeting of Shareholders is hereby amended by deleting item (8) in its entirety and replacing it with the following:

“(8)	immediately prior to the completion of the Business Combination, to fix the number of directors at seven (7) (the “Board Resolution”);”

The following sections replace the corresponding sections with the same title on pages 22- 25 of the Information Circular included in the “Matters to be Acted Upon at the Meeting” section of the Information Circular.

(8)	FIXING THE NUMBER OF POST-BUSINESS COMBINATION DIRECTORS

At the Meeting, the Shareholders will be asked to approve the fixing of the size of the Board of the Corporation at seven (7) directors effective immediately prior to completion of the Business Combination (the “Board Resolution”). The term of office for each director shall continue to hold office until the next annual meeting of the Shareholders or until the election of a successor, unless a director resigns or a director’s office becomes vacant by other cause.

It is the intention of the management designees, if named as proxy, to vote “FOR” the Board Resolution unless otherwise directed.

The Board may, in its sole discretion, decide not to act on the Board Resolution.

(9)	ELECTION OF POST-BUSINESS COMBINATION DIRECTORS

At the Meeting, the Shareholder will be asked to approve the election of the directors of the Corporation effective upon completion of the Business Combination. The following table sets forth the names of six (6) of the seven (7) persons proposed to be nominated for election as a director, conditional on and effective upon completion of the Business Combination (the “Board Nominees”), with the seventh (7th) nominee to be identified by Acreage prior to completion of the Business Combination and appointed to the Board by the Board Nominees, each nominee's municipality of residence, principal occupation at the present and during the preceding five (5) years, and the number and class of shares of the Corporation that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the date hereof:

Name and Municipality of Residence	Director of the Corporation Since	Principal Occupation over Last Five (5) Years	Voting Securities of the Corporation Beneficially Owned Directly or Indirectly(1)
John Boehner(3) Marco Island, Florida	N/A	Former Speaker of the U.S. House of Representatives	Nil
Larissa Herda(2) Castle Rock, Colorado	N/A	Independent Consultant	Nil
Douglas Maine(2) Bedford Corners, New York	N/A	Independent Consultant	Nil
Kevin P. Murphy(2)(3) New York, New York	N/A	Chief Executive Officer, Acreage	Nil
William F. Weld(3) Canton, Massachusetts	N/A	Former Governor of Massachusetts	Nil
William C. Van Faasen Boston, Massachusetts	N/A	Chair Emeritus of Blue Cross Shield of Massachusetts; Chair of the Board of Directors of Blue Cross Shield of Massachusetts	Nil

Notes:

(1)	The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective Board Nominees individually.
(2)	Proposed member of the Corporation’s Audit Committee following completion of the Business Combination.
(3)	Proposed member of the proposed compensation and corporate governance committee following completion of the Business Combination (the “Compensation and Corporate Governance Committee”).

Management of the Corporation does not contemplate that any of the Board Nominees will be unable to serve as a director upon the completion of the Business Combination. It is a condition precedent to the completion of the Business Combination that the Shareholders approve the election of the Board Nominees (the “Director Election Resolution”) conditional and effective upon the completion of the Business Combination. If the Director Election Resolution does not receive the requisite approval, the Business Combination will not proceed, unless such condition precedent is waived by Acreage.

Description of Each Board Nominee’s Activities

John A. Boehner: John A. Boehner is a former Speaker of the U.S. House of Representatives. Mr. Boehner served in the U.S. House of Representatives from 1991 to October 2015 and served as Speaker of the U.S. House of Representatives from January 2011 to October 2015. Prior to entering public service, Speaker Boehner spent years running a small business representing manufacturers in the packaging and plastics industry. He championed a number of major reform projects as a Member of Congress. During his nearly five years as Speaker, Mr. Boehner developed a reputation for bringing Republicans and Democrats together in support of major policy initiatives.

Larissa Herda: Larissa L. Herda served as the Chairman of TW Telecom Inc. (formerly, Time Warner Telecom Inc.) from June 2001 to November 2014 and as its Chief Executive Officer from June 1998 to November 2014. Prior to her appointment as Chief Executive Officer, Ms. Herda served as Senior Vice President of Sales and Marketing at TW Telecom Inc. from March 1997. Ms. Herda served as a member of the President’s National Security Telecommunications Advisory Committee, and chair of the Federal Communications Commission’s Communications, Security, Reliability and Interoperability Council. Ms. Herda was also Chairman of the Denver Branch of the Federal Reserve of Kansas City and served as a member of the Colorado Innovation Network advisory board, appointed by Colorado Gov. John Hickenlooper, and as a Member of the Advisory Board at University of Colorado Leeds School of Business. Ms. Herda is a graduate of the University of Colorado.

Douglas Maine: Douglas L. Maine joined International Business Machines Corporation (“IBM”) in 1998 as Chief Financial Officer following a 20-year career with MCI (now part of Verizon) where he was Chief Financial Officer from 1992-1998. He was named General Manager of ibm.com in 2000 and General Manager, Consumer Products Industry in 2003 and retired from IBM in 2005. Mr. Maine currently serves as a director of Albemarle Corporation and previously served as a director of the following public companies: Orbital-ATK, Inc. from 2006-2017, BroadSoft, Inc. from 2006- 2017 and Rockwood Holdings, Inc. from 2005-2015.

Kevin P. Murphy: Kevin P. Murphy is currently a Managing Member of High Street Capital Partners Management, the Managing Member of Acreage Holdings, and Chief Executive Officer of Acreage Holdings. Prior to his role at Acreage Holdings, Mr. Murphy was most recently a Founding Member and Managing Partner of Tandem Global Partners, a boutique investment firm focused on the emerging markets. Previously Mr. Murphy was Managing Partner at Stanfield Capital Partners, where he served as a member of the Operating and Management team that oversaw all aspects of Stanfield’s business, including risk management, sales and distribution, client services, legal, compliance and operations. Mr. Murphy also previously worked at Gleacher NatWest (Partner and Dir. of Marketing), Schroders (Sr. VP of Sales), Lazard Freres (VP) and Cantor Fitzgerald (VP). Mr. Murphy graduated with a B.A. from Holy Cross College.

William F. Weld: William F. Weld served as Governor of Massachusetts from January 1991 to July 1997. Mr. Weld was the Vice Presidential nominee for the Libertarian Party during the 2016 U.S. Presidential campaign. Prior to serving as governor of Massachusetts, Mr. Weld served as the U.S. Attorney for Massachusetts from 1981 until 1986, when he was appointed by President Reagan to lead the Criminal Division of the Department of Justice in Washington, D.C., where he served until 1988. Prior to his service as a U.S. Attorney, Mr. Weld served as a staff member of the U.S. House of Representatives (during which time he participated in the Nixon impeachment proceedings) and the U.S. Senate. Governor Weld is a member of the Council on Foreign Relations in New York and served by appointment of the President on the U.S. Holocaust Memorial Council. He serves as an associate member of the InterAction Council, a working society of former heads of state from throughout the world, which reports on issues of global concern such as energy, food, water, nuclear proliferation, and religious sectarianism.

William C. Van Faasen: William C. Van Faasen served as Chairman of Blue Cross Blue Shield of Massachusetts from 2002 to 2007, interim President and Chief Executive Officer from March 2010 to September 2010 and Chair of the Board of Directors from September 2010 to March 2014 when he was named, and currently serves as, Chair Emeritus. Mr. Van Faasen joined Blue Cross in 1990 as Executive Vice President and Chief Operating Officer and served as President from 1992 to 2004 and Chief Executive Officer from 1992 to 2005. Mr. Van Faasen has served in operational, marketing, and health care capacities for over 20 years and has been engaged in numerous civic and community activities, including Chair of the Initiative for a New Economy, Chair of Greater Boston Chamber of Commerce and Chair of United Way Massachusetts Bay. Mr. Van Faasen currently serves as a board member of Eversource Energy and the lead director of Liberty Mutual Group. Previously, Mr. Van Faasen served on the boards of Boston Private Industry Council, the Boston Minuteman Council - Boy Scouts of America, the BCBSMA Foundation, BankBoston, Citizens Bank of Massachusetts, IMS Health, PolyMedica Corporation and Tier Technologies.

It is the intention of the management designees, if named as proxy, to vote “FOR” the Director Election Resolution unless otherwise directed. Management has no reason to believe that any of the Board Nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies in favour of management will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the shareholder has specified in the proxy that his, her or its shares are to be withheld from voting in respect of the Director Electron Resolution.

In the event that the Business Combination does not proceed, the Board may, in its sole discretion, decide not to act on the Director Election Resolution.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed Board Nominee is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company that:

(a)       was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days, while such person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days, that was issued after that individual ceased to be a director or chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting in a capacity as a director, chief executive officer or chief financial officer.

No proposed Board Nominee, within the ten years prior to the date of this Information Circular, has been a director or executive officer of any company that, while such person was acting in that capacity or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No proposed Board Nominee is or has, within the ten years prior to the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties

Except as described below, no proposed Board Nominee has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

On January 11, 2016, on the advice of counsel, Kevin P. Murphy entered into an agreement to settle a matter in connection with a routine Financial Industry Regulatory Authority (“FINRA”) examination of a broker-dealer formerly owned, in part, by Mr. Murphy. FINRA alleged that Mr. Murphy failed to inform his broker in writing or receive pre-approval for a sale of a security that he owned. He agreed, without admitting or denying the findings without adjudication of any issue of law or fact, to a contingent fine payable only if he re-registered as a broker, and agreed to remain outside of the industry for 12 months, notwithstanding the fact that he had resigned his position with the broker dealer in January 2014.

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